# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AIR LEASE CORPORATION, CIK 0001487712
CUSIP: 00912X302
Title of class of securities: CLASS A COMMON STOCK, $0.01 PAR VALUE PER SHARE
Address of issuer's principal executive offices: 2000 Avenue of the Stars, Suite 1000N, Los Angeles, California (CA), 90067
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001244781

## Reporting persons
- Steven F. Udvar-Hazy: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 5,244,361; shared voting power 95,795; sole dispositive power 5,244,361; shared dispositive power 95,795; aggregate amount beneficially owned 5,340,156 (4.76% of the class)
  Comment: For items 5, 7 and 9 above, the number of shares includes 94,284 shares of Class A Common Stock underlying restricted stock units that vest within 60 days of December 31, 2025.
  
  Items 6, 8 and 9 above include shares of Class A Common Stock held directly in the aggregate by Mr. Udvar-Hazy's wife and children. Mr. Udvar-Hazy expressly disclaims beneficial ownership of these shares, and pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the "Act"), the inclusion of these shares on this Schedule 13G/A shall not be construed as an admission that Mr. Udvar-Hazy is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of such shares.
  
  For item 11, this percentage is calculated based on a total of 112,129,692 shares of Class A Common Stock outstanding as of December 31, 2025. Included in this number of shares outstanding (deemed outstanding for purposes of computing the percentage of ownership for Mr. Udvar-Hazy) are 94,284 shares of Class A Common Stock underlying restricted stock units held by Mr. Udvar-Hazy that vest within 60 days of December 31, 2025.

## Item 1. Issuer
Name of issuer: AIR LEASE CORPORATION
Address of issuer's principal executive offices: 2000 Avenue of the Stars, Suite 1000N, Los Angeles, California 90067

## Item 2. Person Filing
Name of person filing: Steven F. Udvar-Hazy
Address of principal business office or, if none, residence: c/o Air Lease Corporation, 2000 Avenue of the Stars, Suite 1000N, Los Angeles, California 90067
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Mr. Udvar-Hazy may be deemed to beneficially own an aggregate of 5,340,156 shares of Class A Common Stock. Such aggregate share amount consists of (i) 1,127,301 shares of Class A Common Stock held directly by Mr. Udvar-Hazy; (ii) 321,350 shares of Class A Common Stock held directly by Air Intercontinental, Inc.; (iii) 71,000 shares of Class A Common Stock held directly by Ocean Equities, Inc.; (iv) 31,000 shares of Class A Common Stock held directly by Emerald Financial LLC; (v) 2,640,000 shares of Class A Common Stock held directly by the Hazy Family Community Property Trust 5/28/85, of which Mr. Udvar-Hazy is the trustee and has sole voting and investment power; (vi) 955,526 shares of Class A Common Stock held directly by the Udvar-Hazy Separate Property Trust, of which Mr. Udvar-Hazy is the trustee and has sole voting and investment power; (vii) 95,795 shares of Class A Common Stock held directly in the aggregate by Mr. Udvar-Hazy's wife and children; (viii) 3,900 shares of Class A Common Stock held by Mr. Udvar-Hazy as custodian for his grandchildren under the Uniform Transfers to Minors Act; and (ix) 94,284 shares of Class A Common Stock underlying restricted stock units that vest within 60 days of December 31, 2025. Mr. Udvar-Hazy has sole voting and investment power with respect to the shares held by Air Intercontinental, Inc., of which he is the sole stockholder and one of three directors. The remaining directors, his wife and one of his sons, disclaim beneficial ownership of the shares held by Air Intercontinental, Inc., except to the extent of their respective pecuniary interests therein. Mr. Udvar-Hazy has sole voting and investment power with respect to the shares held by Ocean Equities, Inc. A trust of which Mr. Udvar-Hazy is the trustee is the sole stockholder of Ocean Equities, Inc., and Mr. Udvar-Hazy is one of three directors. The remaining directors, his wife and one of his sons, disclaim beneficial ownership of the shares held by Ocean Equities, Inc., except to the extent of their respective pecuniary interests therein. Mr. Udvar-Hazy has sole voting and investment power with respect to the shares of Class A Common Stock held by Emerald Financial LLC. Mr. Udvar-Hazy is one of three managers of Emerald Financial LLC, together with his wife and one of his daughters. His wife disclaims beneficial ownership of the shares held by Emerald Financial LLC, except to the extent of her pecuniary interests therein. Pursuant to Rule 13d-4 under the Act, this Schedule 13G/A shall not be construed as an admission that Mr. Udvar-Hazy is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of the shares of Class A Common Stock held directly by his wife and children, except to the extent of his pecuniary interest therein.
Percent of class: See Item 11 of the Cover Page for Mr. Udvar-Hazy.
Sole power to vote or to direct the vote: See Item 5 of the Cover Page for Mr. Udvar-Hazy.
Shared power to vote or to direct the vote: See Item 6 of the Cover Page for Mr. Udvar-Hazy.
Sole power to dispose or to direct the disposition: See Item 7 of the Cover Page for Mr. Udvar-Hazy.
Shared power to dispose or to direct the disposition: See Item 8 of the Cover Page for Mr. Udvar-Hazy.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Steven F. Udvar-Hazy: /s/ Steven F. Udvar-Hazy, Steven F. Udvar-Hazy (01/22/2026)